FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of September 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from August 1, 2019 to August 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 12, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from August 1, 2019 to August 31, 2019 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on September 12, 2019]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of August 31, 2019

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (June 18, 2019) (Period of repurchase: from June 19, 2019 to March 31, 2020 (excluding the ten business days following the announcement of each quarterly financial results))		300,000,000	150,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) August 16 August 19 August 20 August 21 August 22 August 23 August 26 August 27 August 28 August 29 August 30	3,561,600 4,656,600 4,594,000 4,583,700 3,202,900 4,988,100 4,811,900 4,268,700 3,128,400 5,480,500 2,541,200	1,351,594,960 1,824,408,900 1,837,236,730 1,811,841,170 1,284,313,020 2,050,492,770 1,940,022,270 1,749,075,070 1,292,909,830 2,264,814,370 1,081,628,150

Total	—	45,817,600	18,488,337,240

Aggregate shares repurchased as of the end of this reporting month		45,817,600	18,488,337,240

Progress of share repurchase (%)		15.3	12.3

2.	Status of disposition

as of August 31, 2019

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	August 1 August 2 August 5 August 6 August 7 August 8 August 9 August 13 August 14 August 15 August 16 August 19 August 20 August 21 August 22 August 26 August 27 August 28 August 29 August 30	5,000 145,300 94,700 50,200 65,500 73,400 356,400 18,200 122,300 52,500 42,100 57,100 5,500 161,100 80,500 55,800 62,700 17,100 11,400 19,400	1,490,000 2,224,300 3,955,700 347,200 1,550,500 1,558,400 950,400 18,200 3,092,300 52,500 1,230,100 651,100 896,500 2,834,100 1,268,500 649,800 2,438,700 1,799,100 2,981,400 4,771,400
Subtotal	—	1,496,200	34,760,200
Total	—	1,496,200	34,760,200

3.	Status of shares held in treasury

as of August 31, 2019

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,493,562,601
Number of shares held in treasury	212,444,126

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on May 7, 2019.